EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Second Quarter		First Six Months
(Dollars in millions)	2007	2006	2007	2006

Earnings before income taxes and cumulative effect of
changes in accounting principles	$156	$171	$276	$336
Add:
Interest expense	25	26	53	53
Appropriate portion of rental expense (1)	5	6	10	11
Amortization of capitalized interest	(5)	2	(3)	5
Earnings as adjusted	$181	$205	$336	$405

Fixed charges:
Interest expense	$25	$26	$53	$53
Appropriate portion of rental expense (1)	5	6	10	11
Capitalized interest	4	1	8	6
Total fixed charges	$34	$33	$71	$70

Ratio of earnings to fixed charges	5.3x	6.2x	4.7x	5.8x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

50